As filed with the Securities
and Exchange Commission on September 3, 2003.         Registration No. 333-
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         WINTRUST FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

              ILLINOIS                                727 NORTH BANK LANE                          36-3873352
    (State or Other Jurisdiction                LAKE FOREST, ILLINOIS 60045-1951                  (IRS Employer
 of Incorporation or Organization)                       (847) 615-4096                      Identification Number)
                                      (Address, Including Zip Code, and Telephone Number,
                                         Including Area Code, of Registrant's Principal
                                                       Executive Offices)

                                DAVID A. DYKSTRA
           SENIOR EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER
                               727 NORTH BANK LANE
                        LAKE FOREST, ILLINOIS 60045-1951
                                 (847) 615-4096

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

      The Commission is requested to send copies of all communications to:

            JENNIFER R. EVANS, ESQ.                    TIMOTHY J. MELTON, ESQ.
          JENNIFER DURHAM KING, ESQ.                   EDWARD B. WINSLOW, ESQ.
    VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.                   JONES DAY
           222 NORTH LASALLE STREET                     77 WEST WACKER DRIVE
         CHICAGO, ILLINOIS 60601-1003                  CHICAGO, ILLINOIS 60601
                (312) 609-7500                             (312) 782-3939

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                 ---------------
                         CALCULATION OF REGISTRATION FEE

==================================== ================ ============================= =========================== =================
                                                                                         Proposed Maximum
      Title of Each Class of          Amount to be     Proposed Maximum Offering        Aggregate Offering         Amount of
    Securities to be Registered       Registered(1)      Price Per Share(1)                  Price(1)           Registration Fee
------------------------------------ ---------------- ----------------------------- --------------------------- -----------------
Common Stock, without par value*        1,150,000               $35.35                      $40,652,500              $3,293
==================================== ================ ============================= =========================== =================

*        Including the preferred share purchase rights associated therewith.
(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based on the average of the high and low sale prices on August 29, 2003, as reported on the Nasdaq National Market, of $35.50 and $35.20, respectively. --------------- THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 Subject to completion, dated September 3, 2003.

PROSPECTUS
----------

                                1,000,000 SHARES

                         WINTRUST FINANCIAL CORPORATION
                                  COMMON STOCK
                             -----------------------

Wintrust Financial Corporation is offering 1,000,000 shares of its common stock.

Our common stock is traded on the Nasdaq National Market under the symbol "WTFC." The last reported sale price of our common stock as reported on Nasdaq on September 2, 2003 was $35.72 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 13.

                            ------------------------
                                PRICE $ PER SHARE
                            ------------------------


                                                   PER SHARE    TOTAL
        Public offering price....................  $            $
        Underwriting discount....................  $            $
        Proceeds, before expenses, to Wintrust...  $            $

The underwriters may also purchase up to an additional 150,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS
OF ANY BANK AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

The shares of common stock will be ready for delivery on or about        , 2003.

                             -----------------------
RBC CAPITAL MARKETS
          U.S. BANCORP PIPER JAFFRAY
                              RAYMOND JAMES
                                     STIFEL, NICOLAUS & COMPANY
                                            INCORPORATED
                                                SANDLER O'NEILL & PARTNERS, L.P.

                             -----------------------
                                     , 2003

                      [MAP SHOWING LOCATIONS OF CURRENT AND
                    PENDING BANKING AND SUBSIDIARY OFFICES]

                                TABLE OF CONTENTS
                                                                         PAGE

Prospectus Summary..........................................................1
Summary Consolidated Financial Data.........................................9
Risk Factors...............................................................13
Use of Proceeds............................................................18
Capitalization.............................................................19
Price Range of Common Stock and Dividend Policy............................20
Underwriting...............................................................21
Transfer Agent.............................................................23
Legal Matters..............................................................23
Experts  ..................................................................23
Where You Can Find More Information........................................23
Documents Incorporated by Reference........................................23


                            ------------------------

         You should rely only on the information provided or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We make certain forward-looking statements in this prospectus and in the documents incorporated by reference into this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements include statements relating to:

         o    our goals, intentions and expectations;

         o    our business plans and growth strategies; and

         o    estimates of our risks and future costs and benefits.

         These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the "Risk Factors" section beginning on page 13.

         Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statement, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

                               PROSPECTUS SUMMARY

         The items in the following summary are described in more detail later in this prospectus or in the other information incorporated by reference into this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information included in this prospectus, our consolidated financial statements and the other information that is incorporated by reference in this prospectus before making a decision to invest in our common stock. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

ABOUT WINTRUST FINANCIAL CORPORATION

         We are a financial holding company headquartered in Lake Forest, Illinois, with total assets of approximately $4.1 billion at June 30, 2003. We currently operate seven community banks, primarily in affluent suburbs of Chicago, which provide community-oriented, personal and commercial banking services primarily to individuals and small to mid-size businesses through 32 banking facilities. Each of our banks provides a full complement of commercial and consumer loan and deposit products and services. We provide wealth management services through our trust company, investment adviser and broker-dealer subsidiaries to customers, primarily in the Midwest, as well as to customers of our banks. In addition, we are involved in specialty lending through a number of operating subsidiaries or divisions of certain of our banks. Our specialty lending niches include one of the five largest, based on management's estimates, commercial insurance premium finance companies in the United States; a company which provides accounts receivable financing and administrative services to the temporary staffing industry; and an indirect auto lending business which purchases loans through Chicago-area automobile dealerships.

FINANCIAL SUMMARY

         We have grown from $1.3 billion in assets at December 31, 1998 to $4.1 billion in assets at June 30, 2003 and our diluted earnings per share have increased at a compound annual growth rate of 32% over the five-year period ended December 31, 2002. The following table highlights the financial performance of our organization for the five-year period ended December 31, 2002 and six-month periods ended June 30, 2003 and June 30, 2002.

                                AS OF OR FOR THE
                                SIX MONTHS ENDED
                                    JUNE 30,                    AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                ----------------         ------------------------------------------------------
                                2003        2002         2002         2001        2000         1999        1998
                                ----        ----         ----         ----        ----         ----        ----
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


Total revenue............     $  91,780  $   73,108   $  158,800   $  102,812  $   79,306   $   57,542  $   44,839
Net income...............        17,282      12,669       27,875       18,439      11,155        9,427       6,245
Earnings per share
   (diluted).............          0.94        0.77         1.60         1.27        0.83         0.73        0.49
Total assets.............     4,132,394   3,219,400    3,721,555    2,705,422   2,102,806    1,679,382   1,348,048
Loans....................     2,896,148   2,308,945    2,556,086    2,018,479   1,547,596    1,270,126     974,031
Mortgage loans held-for-
   sale.................         84,643      27,735       90,446       42,904      10,424        8,123      18,031
Total deposits...........     3,419,946   2,608,507    3,089,124    2,314,636   1,826,576    1,463,622   1,229,154
Common shareholders'
   equity................       249,399     205,999      227,002      141,278     102,276       92,947      75,205
Return on average assets.          0.90%       0.88%        0.87%        0.79%       0.60%        0.63%       0.53%
Return on average equity.         14.74%      15.85%       14.76%       15.24%      11.51%       11.58%       8.68%

         The following table shows the compound annual growth rates we achieved over the one-, two-, three-, four- and five-year periods ended December 31, 2002.

                                                        COMPOUND ANNUAL GROWTH RATES
                                        1 YEAR        2 YEAR       3 YEAR        4 YEAR       5 YEAR
                                        ------        ------       ------        ------       ------
Total revenue.....................       54.5%        41.5%         40.3%        37.2%         38.0%
Net income........................       51.2         58.1          43.5         45.4          41.9
Earnings per share (diluted)......       26.0         38.8          29.9         34.4          32.0
Total assets......................       37.6         33.0          30.4         28.9          28.7
Loans.............................       26.6         28.5          26.3         27.3          29.5
Total deposits....................       33.5         30.0          28.3         25.9          27.5
Common shareholders' equity.......       60.7         49.0          34.7         31.8          27.0

COMMUNITY BANKING

         Each of our existing banking subsidiaries was founded as a de novo, or new, banking organization within the last approximately twelve years. Our financial performance has been and continues to be affected by costs associated with growing market share in deposits and loans, opening new banks and branch facilities, and building an experienced management team. Our recent financial performance generally reflects the improved profitability of our operating subsidiaries as they mature, offset by the costs of establishing new banks and opening new branch facilities. Our experience has been that it generally takes from 13 to 24 months for new banks to first achieve operational profitability depending on the number and timing of branch facilities added.

         The following table provides information regarding each of our existing banks as of June 30, 2003.

                                                                  TOTAL ASSETS       NUMBER OF
                      BANK                     DATE OPENED       (IN THOUSANDS)      FACILITIES
    --------------------------------------   --------------      --------------     ------------
    Lake Forest...........................    December 1991        $1,011,051            7
    Hinsdale..............................     October 1993           688,015            5
    North Shore Community.................    September 1994          817,750            7
    Libertyville..........................     October 1995           540,577            5
    Barrington............................    December 1996           488,672            2
    Crystal Lake..........................    December 1997           356,999            5
    Northbrook............................    November 2000           217,091            1

         We are in the process of organizing our eighth de novo bank in Beverly, a residential neighborhood on the southwest side of Chicago, which we expect to open during 2003. In addition, we recently announced plans to acquire two existing community-oriented banks, both relatively newly formed de novo banks. One of the banks opened in 1995 and the other opened in 2001. Each of these banks has two banking offices, all located in northwest suburban Chicago. Combined, the two banks had total assets of approximately $178 million at June 30, 2003. Both of the acquisitions are expected to close during the fourth quarter of 2003. See "Recent Developments."

WEALTH MANAGEMENT SERVICES

         We currently offer a full range of wealth management services through four separate subsidiaries, including trust and investment services, asset management and securities brokerage services marketed primarily under the Wayne Hummer name. We acquired the Wayne Hummer operations, based in the Chicago area, in February 2002. Wayne Hummer Investments, our broker-dealer subsidiary, has been in operation since 1931.

         Through Wayne Hummer Trust Company we offer trust and investment services to existing bank customers and are also targeting small to mid-size businesses and affluent individuals whose needs command the personalized attention offered by our experienced trust professionals. Assets under administration at the trust company were approximately $485.3 million at June 30, 2003.

         Through Wayne Hummer Investments, a registered broker-dealer, we provide a full range of private client and securities brokerage services to approximately 35,000 clients, located primarily in the Midwest. Client assets at the brokerage firm were approximately $4.2 billion at June 30, 2003. Focused Investments, LLC, a broker-dealer and wholly-owned subsidiary of Wayne Hummer Investments, provides a full range of investment services to clients through a network of relationships with community-based financial institutions primarily in Illinois.

         Wayne Hummer Asset Management Company, a registered investment adviser, provides money management services and advisory services to individuals and institutional accounts as well as four proprietary mutual funds, and also provides portfolio management and financial supervision for a wide range of pension and profit-sharing plans. We acquired Lake Forest Capital Management Company, a registered investment adviser, in February 2003. Lake Forest Capital Management Company is operating as a separate division of Wayne Hummer Asset Management Company. At June 30, 2003, individual accounts managed by Wayne Hummer Asset Management Company, including the accounts of Lake Forest Capital Management Company, totaled approximately $704.9 million, while the four managed mutual funds had approximately $309.8 million in total assets.

SPECIALTY LENDING

         We conduct our specialty lending businesses through indirect non-bank subsidiaries and divisions of our banks.

         Through First Insurance, our most significant specialized lending niche, we make loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by First Insurance Funding working through independent medium and large insurance agents and brokers located throughout the nation. The insurance premiums we finance are primarily for commercial customers' purchases of liability, property and casualty and other commercial insurance. This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud. The majority of these loans are purchased by our banks in order to more fully utilize their lending capacity. These loans generally provide the banks higher yields than alternative investments. Since the second quarter of 1999, we have also been selling some of the loan originations to an unrelated third party with servicing retained. First Insurance originated $1.1 billion in loan (premium finance receivables) volume in the first six months of 2003 compared to $837.4 million in the first six months of 2002.

         Through Tricom, Inc. we provide high-yielding, short-term accounts receivable financing and value-added, outsourced administrative services, such as data processing of payrolls, billing and cash management services, to the temporary staffing industry. Tricom's clients, located throughout the United States, provide staffing services to businesses in diversified industries. During the first six months of 2003, Tricom processed payrolls with associated client billings of approximately $142.2 million compared to $108.3 million during the first six months of 2002.

         We engage in other specialty lending through divisions of our banks, including indirect auto lending which we conduct through a division of Hinsdale Bank, medical and municipal equipment leasing, small aircraft lending, mortgage broker warehouse lending and loans to condominium, homeowner and community associations. These other specialty loans and leases together comprised approximately 11% of our loan and lease portfolio at June 30, 2003. The indirect automobile loans are diversified among many individual borrowers, secured by new and used automobiles and are generated by a network of automobile dealers located in the Chicago area with which we have established relationships. Like other consumer loans, the indirect auto loans are subject to the banks' established credit standards. We regard substantially all of these loans as prime quality loans. Management continually monitors the dealer relationships to deter third party fraud, and the banks are not dependent on any one dealer as a source of such loans. At June 30, 2003, we had $167.2 million of indirect auto loans which comprised approximately 6% of our loan portfolio. Management is not pursuing growth in this segment and anticipates that this portfolio will comprise a smaller portion of the net loan portfolio in the future.

OPERATIONAL STRATEGY

         Since our first bank was opened in 1991, we have been committed to the same fundamental operational strategy, the key elements of which include the following:

         o MAINTAINING DECISION-MAKING AUTHORITY LOCALLY WITHIN EACH OF OUR OPERATING SUBSIDIARIES AND PROVIDING A HIGH LEVEL OF PERSONAL AND PROFESSIONAL SERVICE. Our community banking philosophy is driven by our emphasis on local independence and decision-making authority within each of our banks. While senior management of Wintrust provides expertise to each of our subsidiaries in the areas of capital planning, long-term strategic planning, marketing and advertising, financial management, investment and asset/liability management, and technology, the separate management teams of each of the banks, as well as First Insurance, Wayne Hummer Trust Company, Tricom and the Wayne Hummer Companies have full managerial responsibilities for customer service and the ongoing day-to-day operations of their respective organizations, subject to the oversight of our Board of Directors and the boards of our subsidiaries. Our operating subsidiaries enjoy the competitive advantages of being able to tailor products and services to meet the differing needs of the customers that they serve, to quickly make decisions affecting customers, and to participate actively in their communities.

         o EMPLOYING FEWER, BUT HIGHLY QUALIFIED AND PRODUCTIVE INDIVIDUALS AT RELATIVELY HIGH COMPENSATION RATES AND FOCUSING ON LOW NET OVERHEAD RATIOS. Key to our growth and profitability is our management's extensive experience in providing community banking and financial services, and retaining highly qualified managers is critical to our strategy. Our banks' presidents and chief executive officers were selected not only for their years of banking experience but also for their business development skills and their strong ties to the communities they serve. Our practice of employing fewer, but highly qualified and productive individuals at all levels of the organization is key to maintaining a decentralized management structure. Although our management compensation levels may be relatively high, we believe our organizational structure allows us to continue to improve and maintain favorable net overhead ratios as the banks, First Insurance, Wayne Hummer Trust Company and Tricom mature.

         o MARKETING INNOVATIVE DEPOSIT AND LOAN PRODUCTS. Our banks offer local residents competitive retail products designed to attract customers and to provide the banks with the opportunity to introduce and cross-sell their full range of personalized banking services. Each of our banks has developed a strong customer base within its communities through the utilization of creative community-oriented marketing programs. Our banks market their products aggressively through newspaper and other advertising, special promotions and frequently sponsored community events. While competitive pricing may create pressure on our net interest margin at times, to be more responsive to the needs of consumers in their specific markets, the banks have also introduced a variety of deposit and loan products to appeal to the unique needs of different types of bank customers, such as different age groups and other special segments of the target markets. In addition, each of our banks has a large board of directors comprised of experienced business persons and other individuals prominent within their respective communities who assist the banking officers with business development.

         o PURSUING A NUMBER OF SPECIALTY LENDING NICHES. We currently finance loans in several different specialty lending niches to more fully utilize our lending capacity, to diversify our loan portfolio, and to enhance the profitability of our banks. In addition to premium finance loans originated by First Insurance, short-term accounts receivables financed by Tricom, and indirect auto loans, we also engage in mortgage warehouse lending, medical and municipal equipment leasing, homeowners and condominium association lending and small aircraft lending. Loans in our specialty lending niches tend to be higher yielding than other commercial and consumer loans in our banks' portfolios, but may involve greater credit risks than generally associated with loan portfolios of more traditional community banks due to marketability of the collateral or because we do not have direct customer relationships with the underlying borrowers.

         o        FOCUS ON GENERATING FEE INCOME TO AUGMENT NET INTEREST INCOME.
                  During 2002 and the first half of 2003, we generated fee income from a variety of sources including the origination and sale of mortgage loans, account service charges, trust, asset management and brokerage fees, premium income from selling covered call options on fixed income securities we own, as well as gains on sales of premium finance receivables and securities. In addition, we earn administrative fees at Tricom related to its payroll processing business. Non-interest income as a percentage of total revenue increased to 38% for the year ended December 31, 2002, from 28% in 2001 and was 40% for the first six months of 2003.

GROWTH STRATEGY

         Key elements of our growth strategy include the following:

         o INTERNAL GROWTH OF OUR EXISTING BANKS. Due to our de novo strategy, we believe we have not yet realized the full deposit and asset generation potential in the communities now served by our existing banking facilities. We believe we can leverage our existing infrastructure to support additional business while maintaining a high level of personalized customer service and responsiveness. As consolidation and the trend toward nationwide franchises continue in the financial services industry, management expects that more individuals and small businesses will become disenchanted with the perceived lower level of service offered by the larger institutions, providing continuing market share opportunity for us. We may from time to time compete for deposits, particularly in our newer markets, with aggressive pricing, which may reduce our net interest margin. With management's focus on balancing further asset growth with earnings growth, our current strategy is to continue less aggressive deposit pricing at those banks with significant market share and more established customer bases.

         o EXPANDING INTO ATTRACTIVE MARKETS WITH LIMITED LOCAL BANKING COMPETITION. We plan to continue our geographic expansion by leveraging our existing banks and opening new branch facilities in nearby communities where management believes targeted customers would be attracted to a community banking alternative. We have plans to add four to five new branches of existing banks over the next 12 months. We also intend to continue the formation of additional de novo banks in attractive markets in and around the Chicago metropolitan area. We are currently organizing our eighth de novo bank in Beverly, a residential neighborhood on the southwest side of Chicago, which we expect to open during 2003. We will continue to be impacted by start-up costs related to this bank, as well as additional de novo bank and branch formations that we expect to undertake in the future.

                  In addition, part of our strategy is to pursue potential acquisitions of other community-oriented banks that are already operating in desirable markets in the greater Chicago metropolitan area. We recently announced the signing of definitive agreements to acquire two banks, both relatively newly formed, with banking locations in four communities in northwest suburban Chicago that we do not now serve. See "Recent Developments." In pursuing acquisitions, we face potential competition from other bidders, and we have not always been successful in acquiring other banks due to seller price expectations or other factors. These and other acquisitions, if any, could have a short-term dilutive effect on earnings per share although the two pending acquisitions are not expected to have any material impact on 2003 or 2004 earnings per share.

         o AUGMENTING THE LOAN PORTFOLIO WITH OUR SPECIALTY LENDING NICHES TO ALLOW THE BANKS TO MORE FULLY UTILIZE THEIR LENDING CAPACITY AND ADDING RELATED FINANCIAL SERVICES BUSINESSES TO INCREASE FEE INCOME. Our specialty lending niches have enhanced the profitability of our community banks by optimizing their earning asset base and allowing them to diversify their loan portfolios. We plan to continue to build our sales staff at First Insurance to further increase loan volume in our premium finance business, seeking to increase our market penetration in selected geographic markets. Certain of our related financial services businesses also contribute to higher fee income, such as administrative service fees earned by Tricom for payroll processing. We may pursue acquisitions or development of additional specialty lending businesses engaged in asset generation suitable for bank investment and/or secondary market sales. We may also pursue acquisitions or development of related financial services businesses to augment fee income. Management intends to continue to explore various commercial and consumer finance activities and to seek attractive potential acquisition candidates. Acquisitions, if any, could have a short-term dilutive effect on earnings per share.

         o GROWTH OF WEALTH MANAGEMENT SERVICES PROVIDED TO SMALL AND MID-SIZED BUSINESSES AND AFFLUENT INDIVIDUALS. Our acquisitions of the Wayne Hummer Companies in 2002 and Lake Forest Capital Management Company in February 2003 significantly expanded our wealth management customer base and have enabled us to diversify our revenue stream. As part of our strategy to build and grow our wealth management business, we are continuing to recruit talented brokers, cross-market our expanded base of brokerage and investment management products and services to our banking clients while offering trust services and estate planning products, as well as traditional banking services, to wealth management customers. In April 2003, we hired Thomas M. McDonald, with more than 30 years of experience in the investment services industry, as the new president and chief executive officer of Wayne Hummer Investments to further enhance the leadership of this segment of our business.

OFFICE LOCATION

         Our principal executive offices are located at 727 North Bank Lane, Lake Forest, Illinois 60045-1951, and our telephone number is (847) 615-4096.

RECENT DEVELOPMENTS

         We recently announced two planned acquisitions of community-oriented banks. We believe that together the acquisitions provide an attractive opportunity to expand into the northwest Chicago metropolitan area, in suburban markets we consider desirable. Both transactions are subject to approval by regulators, approval by the target company's shareholders and other closing conditions. We currently expect to close these transactions in the fourth quarter of 2003. We do not expect these transactions to have a material impact on our 2003 or 2004 earnings per share or our regulatory capital ratios.

         On July 2, 2003, we announced the signing of a definitive agreement to acquire Advantage National Bancorp, Inc., the parent company of Advantage National Bank, in a stock merger transaction, with an aggregate purchase price of approximately $24.4 million, assuming all Advantage warrants are exercised. The number of shares to be issued in the merger will be determined at closing based on a floating exchange ratio. Depending on the average price of our common stock at the closing of the merger, we may issue up to 1,049,304 shares of our stock in the merger. Advantage National Bank, a de novo bank that began operations in January 2001, has one location in Elk Grove Village and one location in Roselle, Illinois, both northwest suburbs of Chicago. Advantage had total assets of approximately $104 million at June 30, 2003.

         On August 7, 2003, we announced the signing of a definitive agreement to acquire Village Bancorp, Inc. in a stock merger transaction, with an aggregate purchase price of approximately $9.0 million. The number of shares to be issued in the merger will be determined at closing based on a floating exchange ratio. Depending on the average price of our common stock at the closing of the merger, we may issue up to 360,000 shares of our stock in the merger. Village is the parent company of Village Bank and Trust-Arlington Heights that has one location in each of Arlington Heights and Prospect Heights, Illinois. Village Bank began operations as a de novo bank in 1995. Village had total assets of approximately $74 million as of June 30, 2003.

                                  THE OFFERING

Common stock offered.......................................     1,000,000 shares

Offering price per share...................................     $

Common stock to be outstanding
   after the offering......................................     18,472,036 shares(1)

Use of proceeds............................................     We intend to use the net proceeds of this offering
                                                                to increase the capital at our banks to pursue
                                                                growth opportunities and for general corporate
                                                                purposes.

Risk Factors...............................................     See "Risk Factors" beginning on page 13 and other
                                                                information included in this prospectus for a
                                                                discussion of factors you should consider carefully
                                                                before deciding to invest in our common stock.

Nasdaq National Market symbol..............................     WTFC

--------------------

(1) The number of shares shown to be outstanding after the offering is based on the number of shares of our common stock outstanding as of August 29, 2003, and does not include 4,131,501 shares reserved for issuance under our stock incentive plan and other compensation plans or upon the exercise of outstanding warrants, or up to a maximum of approximately 1.4 million shares that we expect to issue in connection with our two pending acquisitions. As of August 29, 2003, we had outstanding options and restricted stock unit awards relating to 2,965,543 shares and warrants to purchase 262,248 shares of our common stock.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The summary consolidated financial data presented below as of or for each of the years in the five-year period ended December 31, 2002, are derived from our audited historical financial statements. The summary data presented below as of or for the six-month periods ended June 30, 2003 and 2002, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results as of or for the six-month periods have been included. Per share amounts have been adjusted to reflect the 3-for-2 stock split effected as a stock dividend effective as of March 14, 2002. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and our Quarterly Report on Form 10-Q for the period ended June 30, 2003. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the six-month period ended June 30, 2003 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2003.

                              SIX MONTHS ENDED
                                  JUNE 30,                             YEAR ENDED DECEMBER 31,
                             --------------------- --------------------------------------------------------------
                             2003(1)     2002(2)      2002(2)       2001         2000        1999         1998
                             -------     -------      -------       ----         ----        ----         ----

                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
   DATA:
Total interest income..     $  96,504    $  86,509   $ 182,233    $ 166,455    $ 148,184   $ 109,331    $  87,979
Total interest expense.        41,572       39,924      84,105       92,441       87,184      61,597       51,215
                            ---------    ---------   ---------    ---------    ---------   ---------    ---------
   Net interest income.        54,932       46,585      98,128       74,014       61,000      47,734       36,764
Provision for loan
   losses..............         5,493        4,831      10,321        7,900        5,055       3,713        4,297
                            ---------    ---------   ---------    ---------    ---------   ---------    ---------
   Net interest income
      after provision
      for loan losses..        49,439       41,754      87,807       66,114       55,945      44,021       32,467
Non-interest Income:
   Gain on sale of
      premium finance
      receivables......         2,270        1,594       3,374        4,564        3,831       1,033           --
   Fees on mortgage
      loans sold.......         9,142        3,951      12,259        7,831        2,911       3,206        5,569
   Wealth management
      fees.............        12,953       12,001      25,229        1,996        1,971       1,171          788
   Service charges on
      deposit accounts.         1,722        1,491       3,121        2,504        1,936       1,562        1,065
   Administrative
      services revenues         2,159        1,753       3,501        4,084        4,402         996           --
   Premium finance
      defalcation-partial
      settlement(3)....            --        1,250       1,250           --           --          --           --
   Securities (losses)
      gains, net.......           606         (153)        107          337          (40)          5           --
   Other...............         7,996        4,636      11,831        7,482        3,295       1,835          653
                            ---------    ---------   ---------    ---------    ---------   ---------    ---------
      Total
        non-interest
        income.........        36,848       26,523      60,672       28,798       18,306       9,808        8,075
                            ---------    ---------   ---------    ---------    ---------   ---------    ---------

(See footnotes on page 11)

                              SIX MONTHS ENDED
                                  JUNE 30,                             YEAR ENDED DECEMBER 31,
                             --------------------- --------------------------------------------------------------
                             2003(1)     2002(2)      2002(2)       2001         2000        1999         1998
                             -------     -------      -------       ----         ----        ----         ----

                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Non-interest Expense:
   Salaries and
      employee benefits     $  35,715 $     28,762   $  63,442    $  35,628    $  28,119   $  20,808    $  18,944
   Equipment expense...         3,758        3,526       7,191        6,297        5,101       3,199        2,221
   Occupancy expense,
      net..............         3,785        3,153       6,691        4,821        4,252       2,991        2,435
   Data processing.....         2,079        2,056       4,161        3,393        2,837       2,169        1,676
   Advertising and
      marketing........         1,043        1,057       2,302        1,604        1,309       1,402        1,612
   Professional fees...         1,704        1,296       2,801        2,055        1,681       1,203        1,654
   Amortization of
      intangibles......           298          117         324          685          713         251          120
   Premium finance
      defalcation(3)...            --           --          --           --        4,320          --           --
   Other non-interest
      expenses.........        11,038        8,618      19,072       11,300        9,471       7,655        7,171
                            ---------    ---------   ---------    ---------    ---------   ---------    ---------
      Total
        non-interest
        expense........        59,420       48,585     105,984       65,783       57,803      39,678       35,833
                            ---------    ---------   ---------    ---------    ---------   ---------    ---------
Income before taxes
   and cumulative
   effect of
   accounting change...        26,867       19,692      42,495       29,129       16,448      14,151        4,709
Income tax expense
   (benefit)...........         9,585        7,023      14,620       10,436        5,293       4,724       (1,536)
                            ---------    ---------   ---------    ---------    ---------   ---------    ---------
Income before
   cumulative effect
   of accounting change        17,282       12,669      27,875       18,693       11,155       9,427        6,245
Cumulative effect of
   change in
   accounting for
   derivatives, net of
   tax.................            --           --          --         (254)          --          --           --
                            ---------    ---------   ---------    ---------    ---------   ---------    ---------
   Net income..........     $  17,282    $  12,669   $  27,875    $  18,439    $  11,155   $   9,427    $   6,245
                            =========    =========   =========    =========    =========   =========    =========
COMMON SHARE DATA:
Earnings per share:
   Basic...............     $    1.00    $    0.82   $    1.71    $    1.34    $    0.85   $    0.76    $    0.51
   Diluted.............          0.94         0.77        1.60         1.27         0.83        0.73         0.49
Cash dividends per
   common share(4).....          0.08         0.06        0.12         0.093        0.067         --           --
Book value per share...         14.31        12.15       13.19         9.72         7.92        7.06         6.15
Weighted average
   common shares
   outstanding:
   Basic...............        17,360       15,513      16,334       13,734       13,066      12,373       12,212
   Diluted.............        18,473       16,526      17,445       14,545       13,411      12,837       12,742

SELECTED FINANCIAL
   CONDITION DATA (AT
   END OF PERIOD):
Total assets...........    $4,132,394   $3,219,400  $3,721,555   $2,705,422   $2,102,806  $1,679,382   $1,348,048
Loans..................     2,896,148    2,308,945   2,556,086    2,018,479    1,547,596   1,270,126      974,031
Mortgage loans held-
   for-sale...........         84,643       27,735      90,446       42,904       10,424       8,123       18,031
Total deposits.........     3,419,946    2,608,507   3,089,124    2,314,636    1,826,576   1,463,622    1,229,154
Notes payable..........        26,000       58,650      44,025       46,575       27,575       8,350           --
Subordinated notes.....        50,000           --      25,000           --           --          --           --
Long term debt - trust
   preferred securities        76,816       51,050      50,894       51,050       51,050      31,050       31,050
Total shareholders'
   equity..............       249,399      205,999     227,002      141,278      102,276      92,947       75,205

(See footnotes on following page)

                              SIX MONTHS ENDED
                                  JUNE 30,                             YEARS ENDED DECEMBER 31,
                             --------------------- --------------------------------------------------------------
                             2003(1)     2002(2)      2002(2)       2001         2000        1999         1998
                             -------     -------      -------       ----         ----        ----         ----

SELECTED FINANCIAL
   RATIOS AND OTHER
   DATA:
Performance Ratios:
   Net interest
      margin(5)(6)(7)..          3.14%        3.52%       3.34%        3.49%        3.66%       3.54%        3.43%
   Net interest
      spread(5)(8)(9)..          2.92         3.22        3.06         3.08         3.29        3.23         3.00
   Non-interest income
      to average
      assets(5)........          1.92         1.85        1.89         1.24         0.99        0.66         0.69
   Non-interest
      expense to
      average
      assets(3)(5).....          3.10         3.38        3.30         2.83         3.12        2.65         3.04
   Net overhead
      ratio(3)(5)(10)..          1.18         1.54        1.41         1.59         2.13        2.00         2.36
   Efficiency
      ratio(3)(11)(7)..         64.86        65.96       66.41        63.66        72.33       68.63        79.75
   Return on average
      assets(3)(5).....          0.90         0.88        0.87         0.79         0.60        0.63         0.53
   Return on average
      equity(3)(5).....         14.74        15.85       14.76        15.24        11.51       11.58         8.68
   Average
      loan-to-average
      deposit ratio....          86.1         90.4        88.5         87.4         87.7        86.6         80.1
   Dividend payout
      ratio(4)(5)......           8.5          7.7         7.5          7.4          8.0          --           --
Asset Quality Ratios:
   Non-performing
      loans to total
      loans............          0.47%        0.48%       0.49%        0.64%        0.63%       0.55%        0.56%
   Allowance for loan
      losses to:
      Total loans......          0.74         0.69        0.72         0.68         0.67        0.69         0.72
      Non-performing
        loans..........        156.42       143.39      146.63       105.63       107.75      126.10       129.66
   Net charge-offs to
      average
      loans(3)(5)......          0.19         0.23        0.24         0.26         0.24        0.19         0.28
   Non-performing
      assets to total
      assets...........          0.35         0.37        0.34         0.48         0.46        0.41         0.45
Other data at end of
   period:
   Number of banking
      facilities.......            32           31          31           29           28          24           21

---------------------
(1) We completed our acquisition of Lake Forest Capital Management Company on February 1, 2003. The results for the six months ended June 30, 2003 include the results of Lake Forest Capital Management Company since that date.
(2) We completed our acquisition of the Wayne Hummer Companies effective as of February 1, 2002. The results for the six months ended June 30, 2002 and year ended December 31, 2002 include the results of the Wayne Hummer Companies since February 1, 2002.
(3) In 2000, we recorded a $4.3 million pre-tax charge ($2.6 million after-tax) related to a fraudulent loan scheme perpetrated against our premium finance subsidiary. The amount of this charge was not included in loans charged-off because a lending relationship had never been established. In the first quarter of 2002, we recovered $1.25 million (pre-tax) of this amount ($754,000 after-tax).
(4) We declared our first semi-annual dividend payment in January 2000. Dividend data reflected for the interim periods reflect semi-annual, not quarterly, dividends.
(5)      Certain financial ratios for interim periods have been annualized.
(6) Net interest income on a tax-equivalent basis divided by average interest-earning assets.
(7) See "Supplemental Financial Measures/Ratios" on page 12 for a reconciliation of net interest income to net interest income on a tax equivalent basis.
(8)      Calculated on a tax-equivalent basis.
(9) Yield earned on average interest-earning assets less rate paid on average interest-bearing liabilities.
(10) Non-interest expense less non-interest income divided by average total assets.
(11) Non-interest expense (excluding non-recurring items) divided by the sum of net interest income on a tax equivalent basis plus non-interest income (excluding securities gains and losses).

SUPPLEMENTAL FINANCIAL MEASURES/RATIOS

         Certain non-GAAP performance measures and ratios are used by management to evaluate and measure our performance. These include taxable-equivalent net interest income (including its individual components), net interest margin (including its individual components), and the efficiency ratio. Management believes that these measures and ratios provide users of our financial information a more accurate view of the performance of the interest-earning assets and interest-bearing liabilities and of our operating efficiency for comparative purposes than the most directly comparable GAAP measures. Other financial holding companies may define or calculate these measures and ratios differently. See the table below for supplemental data and the corresponding reconciliation to GAAP financial measures for the six months ended June 30, 2003 and 2002, and for the years ended December 31, 1998 through 2002.

         Management reviews yields on certain asset categories and the net interest margin of the company, and our banking subsidiaries, on a fully taxable-equivalent basis or "FTE." In this non-GAAP presentation, net interest income is adjusted to reflect tax-exempt interest income on an equivalent before-tax basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income on a taxable-equivalent basis is also used in the calculation of our efficiency ratio. The efficiency ratio, which is calculated by dividing non-interest expense by total taxable-equivalent net revenue (less securities gains or losses), measures how much it costs to produce one dollar of revenue. Securities gains or losses are excluded from this calculation to better match revenue from daily operations to operational expenses.

         The following table reconciles the GAAP calculations to the financial measures and ratios used by management as discussed above.


                               SIX MONTHS ENDED
                                   JUNE 30,                            YEARS ENDED DECEMBER 31,
                             ---------------------    ---------------------------------------------------------
                               2003        2002        2002         2001         2000        1999         1998
                               ----        ----        ----         ----         ----        ----         ----
                                                                (IN THOUSANDS)
(A) INTEREST INCOME
   (GAAP)...............      $96,504      $86,509    $182,233     $166,455     $148,184    $109,331      $87,979
   FTEA - Loans(1)......          265          356         685          793          518         259           95
   FTEA - Liquidity
      management
      assets(1).........          134           43         209           65           48          15           --
   FTEA - Other earning
      assets(1).........           39           --          --           --           --          --           --
                              -------      -------    --------     --------     --------    --------      -------
   Interest income - FTE       96,942       86,908     183,127      167,313      148,750     109,605       88,074
(B) INTEREST EXPENSE
   (GAAP)...............       41,572       39,924      84,105       92,441       87,184      61,597       51,215
                              -------      -------    --------     --------     --------    --------      -------
   Net interest
      income - FTE......      $55,370      $46,984     $99,022      $74,872      $61,566     $48,008      $36,859
                              -------      -------    --------     --------     --------    --------      -------
(C) NET INTEREST INCOME
   (GAAP) (A MINUS B)...      $54,932      $46,585     $98,128      $74,014      $61,000     $47,734      $36,764
(D) NET INTEREST MARGIN
   (GAAP)...............         3.12%        3.49%       3.31%        3.45%        3.63%       3.52%        3.42%
   Net interest
      margin - FTE......         3.14         3.52        3.34         3.49         3.66        3.54         3.43
(E) EFFICIENCY RATIO
   (GAAP)...............        65.17        66.32       66.79        64.19        72.85       68.96        79.91
   Efficiency ratio -
      FTE...............        64.86        65.96       66.41        63.66        72.33       68.63        79.75

---------------------
(1) FTEA = Fully taxable-equivalent adjustment based on an assumed marginal federal tax rate of 35%.

                                  RISK FACTORS

         You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus, as well as the documents incorporated by reference in this prospectus.

DE NOVO OPERATIONS AND BRANCH OPENINGS IMPACT OUR PROFITABILITY.

         Our financial results have been and will continue to be impacted by our strategy of de novo bank formations and branch openings. We have employed this strategy to build an infrastructure that management believes can support additional internal growth in our banks' respective markets. We expect to open our eighth de novo bank in late 2003, and expect to undertake additional de novo bank formations or branch openings as we expand into additional communities in and around Chicago. In addition, our pending acquisitions involve relatively recently formed de novo banks. Based on our experience, management believes that it generally takes from 13 to 24 months for new banks to first achieve operational profitability, depending on the number of branch facilities opened, the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. However, it may take longer than expected or than the amount of time we have historically experienced for new banks and/or branch facilities to reach profitability, and there can be no guarantee that these new banks or branches will ever be profitable. To the extent we undertake additional de novo bank, branch and business formations, our level of reported net income, return on average equity and return on average assets will be impacted by start-up costs associated with such operations, and we are likely to continue to experience the effects of higher expenses relative to operating income from the new operations. These expenses may be higher than we expected or than our experience has shown.

WE COULD ENCOUNTER DIFFICULTIES OR UNEXPECTED DEVELOPMENTS RELATED TO OUR PENDING ACQUISITIONS.

         The two merger transactions that we have pending are our first bank acquisitions. Both of these banks operate in markets we have not previously served. While we currently expect to close both the Advantage and the Village transactions in the fourth quarter of 2003, subject to receipt of required regulatory and shareholder approvals, we may not be successful in completing the acquisitions as planned if, for example, all of the closing conditions are not met. If we do complete the acquisitions, we may be adversely impacted if we have difficulty integrating these banks into our organization or if the composition or quality of the banks' assets or liabilities that we acquire differ significantly from our expectations. In addition, our net income and earnings per share could be adversely impacted if we incur greater than anticipated costs associated with operating these banks, if we have difficulty retaining key personnel at the banks, or if we are unable to grow the businesses of the banks as contemplated.

WE DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL; WE RELY HEAVILY ON OUR MANAGEMENT TEAM, AND THE UNEXPECTED LOSS OF KEY MANAGERS MAY ADVERSELY AFFECT OUR OPERATIONS.

         Our success to date has been influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services. Retention of senior managers and appropriate succession planning will continue to be critical to the successful implementation of our strategies. We have entered into 64 employment contracts with our executive officers, and certain senior officers who we consider to be key employees. It is also important as we grow to be able to attract and retain additional qualified senior and middle management. We do not currently maintain key-man life insurance policies; however, we do maintain bank-owned life insurance policies on most of our executive officers to offset liabilities under employment contracts. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

OUR ALLOWANCE FOR LOAN LOSSES MAY PROVE TO BE INSUFFICIENT TO ABSORB LOSSES THAT MAY OCCUR IN OUR LOAN PORTFOLIO.

         Our allowance for loan losses is established in consultation with management of our operating subsidiaries and is maintained at a level considered adequate by management to absorb loan losses that are inherent in the portfolios. At June 30, 2003, our allowance for loan losses was 156.42% of total non-performing loans and 0.74% of total loans. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and such losses may exceed current estimates. Rapidly growing and de novo bank loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances for our newer banks is more difficult, and therefore the banks may be more susceptible to changes in estimates, and to losses exceeding estimates, than banks with more seasoned loan portfolios. Although management believes that the allowance for loan losses is adequate to absorb losses that may develop in our existing portfolios of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual loan or lease losses in the future.

OUR PREMIUM FINANCE BUSINESS INVOLVES UNIQUE OPERATIONAL RISKS AND COULD EXPOSE US TO SIGNIFICANT LOSSES.

         Of our total loans at June 30, 2003, 22%, or $625.8 million, were comprised of commercial insurance premium finance receivables that we generated through First Insurance. These loans, intended to enhance the average yield of earning assets of our banks, involve a different, and possibly higher, level of risk of delinquency or collection than generally associated with loan portfolios of more traditional community banks. First Insurance also faces unique operational and internal control challenges due to the relatively rapid turnover of the premium finance loan portfolio and high volume of new loan originations. The average term to maturity of these loans is less than 12 months, and the average loan size when originated is approximately $30,000.

         Because we conduct lending in this segment primarily through relationships with a large number of unaffiliated insurance agents and because the borrowers are located nationwide, risk management and general supervisory oversight may be more difficult than in our banks. We may also be more susceptible to third party fraud. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. For example, in the third quarter of 2000, we recorded a non-recurring after-tax charge of $2.6 million in connection with a series of fraudulent loan transactions perpetrated against First Insurance by one independent insurance agency located in Florida. Although we have since enhanced our internal controls system at First Insurance, we may continue to be exposed to the risk of significant loss in our premium finance business.

         Due to continued growth in origination volume of premium finance receivables, since the second quarter of 1999, we have been selling some of the loans First Insurance originates to an unrelated third party. We have recognized gains on the sales of the receivables, and the proceeds of sales have provided us with additional liquidity. Consistent with our strategy to be asset driven, we expect to pursue similar sales of premium finance receivables in the future; however, we cannot assure you that there will continue to be a market for the sale of these loans and the extent of our future sales of these loans will depend on the level of new volume growth in relation to our capacity to retain the loans within our subsidiary banks' loan portfolios. Because we have a recourse obligation to the purchaser of premium finance loans that we sell, we could incur losses in connection with the loans sold if collections on the underlying loans prove to be insufficient to repay to the purchaser the principal amount of the loans sold plus interest at the negotiated buy-rate and if the collection shortfall on the loans sold exceeds our estimate of losses at the time of sale.

OUR STRATEGY OF PURSUING SPECIALTY LENDING NICHES MAY EXPOSE US TO CREDIT RISKS THAT ARE UNIQUE FOR A COMMUNITY BANKING ORGANIZATION OF OUR SIZE.

         At June 30, 2003, approximately 33% of our total loan portfolio consisted of loans we make in what we consider to be specialty lending niches. In addition to our premium finance loans, we engage in indirect auto lending, accounts receivable financing, mortgage broker warehouse lending, loans to condominium, homeowner and community associations, and to a much lesser extent, medical and municipal equipment leasing and small aircraft lending.

         Our portfolio of automobile loans are originated indirectly through unaffiliated automobile dealers located throughout the Chicago metropolitan area. At June 30, 2003, our indirect auto loans were $167.2 million and comprised approximately 6% of our loan portfolio. Because we are lending through third-party originators, our indirect auto portfolio may be relatively riskier than direct consumer lending. Also, because the indirect auto loan industry is highly competitive, the cost of collection and repossession of the underlying collateral may significantly reduce the profitability of this portfolio, particularly in a recessionary environment.

         Through Tricom we finance payrolls of companies engaged in the temporary staffing business. At June 30, 2003, these finance receivables totaled $24.1 million and represented approximately 1% of our loan portfolio. The principal source of repayments on the loans we make in this niche are payments to our borrowers from their customers who are located throughout the United States. While we employ lockboxes and other cash management techniques to protect our interests, to the extent third parties fail to pay or fraudulently engage in the conversion of funds through misuse or nonuse of the lockbox or the creation of ghost payrolls, we may suffer losses.

         Our lease financing niche may involve a higher degree of credit risk than mortgage or consumer lending due primarily to the potential for relatively rapid depreciation of medical equipment and other assets securing leases. Similarly, in the event of a default of loans originated in our aircraft lending program, the marketability of the collateral may make it more difficult to convert this collateral to cash, especially in an adverse economic environment. In our condominium and homeowner association lending niche, we may face difficulties in securing repayment from our association borrowers to the extent they are unable to collect assessments from their members, and we may suffer losses if we are unable to enforce liens against homeowner properties.

OUR WEALTH MANAGEMENT BUSINESSES ARE VULNERABLE TO FLUCTUATIONS IN THE TRADING VOLUME AND PRICE LEVELS OF SECURITIES; WE FACE STRONG COMPETITION FOR NEW BROKERS WE SEEK TO HIRE.

         The success of the strategy we are pursuing to grow our wealth management business is largely dependent on our ability to identify, hire and retain talented securities brokers with investment services experience. We face strong competition for qualified brokers, and many potential candidates are subject to restrictive covenants with existing employers. If we are unable to significantly increase the size of our investment services sales force as planned, we may have difficulty attracting new accounts and increasing assets under management and may be unable to improve the profitability of this segment of our business.

         The results of our wealth management subsidiaries depend heavily on conditions in the financial markets and on economic conditions generally, both domestically and abroad. Because currently a significant portion of our revenue in these businesses is derived from commissions, margin interest revenue and principal transactions, further declines in stock prices, trading volumes or liquidity could result in the failure of buyers and sellers of securities to fulfill their settlement obligations, and in the failure of our brokerage clients to fulfill their credit obligations, which could adversely affect our profitability.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

         Our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Changes in interest rates may influence the growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. For example, due to historically low prevailing interest rates, beginning in late 2001, we moved to an asset/liability position intended to benefit us in a rising rate scenario. As interest rates declined further over the last 18 months, we have suffered compression in our net interest margin as a result of this strategy. However, the significant decline in interest rates to historic lows has also led to significant increases in mortgage loan origination volume since 2001. We recorded fees on mortgage loans sold of $9.1 million in the first six months of 2003 and $12.3 million in 2002, compared to $7.8 million in 2001. This source of non-interest income is likely to decline in periods of rising interest rates.

         The success of our covered call option program, which we have used in effect to hedge our interest rate risk, may also be affected by changes in interest rates. With the decline in interest rates over the last two years to historically low levels, we have been able to augment the total return of our investment securities portfolio by selling call options on fixed-income securities we own. We recorded fee income of $6.0 million during 2002 compared to $4.3 million in 2001, from premiums earned on these covered call option transactions. During the first six months of 2003, we recorded fee income of $4.8 million on these transactions. In a rising interest rate environment, particularly if the yield curve remains steep, the amount of premium income we earn on these transactions will likely decline. In addition, we have decreased our covered call option activity as rates have increased recently. Our opportunities to sell covered call options may be limited in the future if rates continue to rise.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE BANKING INDUSTRY.

         The financial services business is highly competitive, and we encounter strong direct competition for deposits, loans and other financial services in all of our market areas. In recent years, several major bank holding companies have entered or expanded in the Chicago metropolitan market, and are pursuing aggressive branching initiatives in the area. Generally, these financial institutions are significantly larger than we are and have greater access to capital and other resources. Our ability to compete effectively in the marketplace is also dependent on our ability to adapt successfully to technological changes within the banking and financial services industries.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE HIGHLY REGULATED ENVIRONMENT IN WHICH WE OPERATE.

         We are subject to extensive federal and state legislation, regulation and supervision. The burden of regulatory compliance has increased under current legislation and banking regulations and is likely to continue to have or may have a significant impact on the financial services industry. Recent legislative and regulatory changes, as well as changes in regulatory enforcement policies and capital adequacy guidelines, are increasing our costs of doing business and, as a result, may create an advantage for our competitors who may not be subject to similar legislative and regulatory requirements. In addition, future regulatory changes, including changes to regulatory capital requirements, could have an adverse impact on our future results. Self regulatory organizations, such as the New York Stock Exchange and the National Association of Securities Dealers, require our securities brokerage subsidiaries to comply with extensive rules and regulations, and we could also be adversely affected by applicable changes in these regulations.

SINCE OUR BUSINESS IS CONCENTRATED IN THE CHICAGO METROPOLITAN AREA, A DOWNTURN IN THE CHICAGO ECONOMY MAY ADVERSELY AFFECT OUR BUSINESS.

         Currently, our lending and deposit gathering activities are concentrated primarily in the greater Chicago metropolitan area. Our success depends on the general economic condition of Chicago and its surrounding areas. Declining economic conditions could reduce our growth rate, impair our ability to collect loans, and generally affect our financial condition and results of operations.

THERE IS FLUCTUATION IN THE TRADING MARKET FOR OUR COMMON STOCK; YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAY FOR THEM.

         The price of our shares of common stock subject to this offering may be greater than the market price for our common stock following the offering. The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for financial services companies and the stock market in general, as well as changes in investor perceptions of our company.

         Our common stock is traded on the Nasdaq National Market under the symbol "WTFC". The maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker, and there can be no assurance that our shareholders will be able to sell their shares at or above the offering price. A number of shares of our common stock are covered by resale registration statements. We estimate that there are currently approximately 665,000 of those shares outstanding that have not yet been resold. These remaining shares may be freely sold from time to time in the market. The market price of our common stock could drop significantly if shareholders sell or are perceived by the market as intending to sell large blocks of our shares. In addition, we have plans to issue up to a maximum of approximately 1.4 million additional shares of our common stock in two pending bank acquisitions expected to close during the fourth quarter of 2003.

OUR SHAREHOLDER RIGHTS PLAN AND PROVISIONS IN OUR ARTICLES OF INCORPORATION AND OUR BY-LAWS MAY DELAY OR PREVENT AN ACQUISITION OF US BY A THIRD PARTY.

         Our board of directors has implemented a shareholder rights plan. The rights, which are attached to our shares and trade together with our common stock, have certain anti-takeover effects. The plan may discourage or make it more difficult for another party to complete a merger or tender offer for our shares without negotiating with our board of directors or to launch a proxy contest or to acquire control of a larger block of our shares. If triggered, the rights will cause substantial dilution to a person or group that attempts to acquire us without approval of our board of directors, and under certain circumstances, the rights beneficially owned by the person or group may become void. The plan also may have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers whether or not such transactions are favored by incumbent directors and key management. In addition, our executive officers may be more likely to retain their positions with us as a result of the plan, even if their removal would be beneficial to shareholders generally.

         Our articles of incorporation and our by-laws contain provisions, including a staggered board provision, that make it more difficult for a third party to gain control or acquire us without the consent of our board of directors. These provisions also could discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions.

         These provisions of our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.

                                 USE OF PROCEEDS

         Our net proceeds from the sale of 1,000,000 shares of our common stock in this offering are estimated to be approximately $ million after deducting the underwriting discount and aggregate offering expenses payable by us. The offering expenses are estimated to be approximately $225,000. If the underwriters' over-allotment option is exercised in full, the net proceeds will be approximately $ million.

         We intend to use the net proceeds of this offering to increase the capital at our banks to pursue further growth and for general corporate purposes.

                                 CAPITALIZATION

         The following table sets forth our total indebtedness and capitalization at June 30, 2003, on an historical basis and as adjusted for the offering (assuming no exercise of the underwriters' over-allotment option) as if such sale had been consummated on June 30, 2003. This data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

                                                                                            JUNE 30, 2003
                                                                                       -------------------------
                                                                                          ACTUAL     AS ADJUSTED
                                                                                       -----------  -------------
                                                                                        (DOLLARS IN THOUSANDS)

INDEBTEDNESS:
Other borrowings (including securities sold under agreement to repurchase,
   federal funds purchased and Federal Home Loan Bank advances).................        $197,439       $197,439
Notes payable under revolving credit line with an unaffiliated commercial bank..          26,000         26,000
Subordinated notes..............................................................          50,000         50,000
Long-term debt--trust preferred securities(1)....................................         76,816         76,816
                                                                                        --------       --------
   Total indebtedness...........................................................         350,255        350,255
                                                                                        --------       --------
SHAREHOLDERS' EQUITY:
Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated Junior Serial Preferred Stock A; no shares
   issued and outstanding.......................................................              --             --
Common stock, no par value; 30,000,000 shares authorized; 17,428,118 shares issued and outstanding; 18,428,118 shares issued and outstanding
   as adjusted(2)...............................................................          17,428         18,428
Surplus.........................................................................         158,597
Common stock warrants to acquire 263,886 shares(3)..............................           1,030          1,030
Retained earnings...............................................................          72,861         72,861
Accumulated other comprehensive loss............................................            (517)          (517)
                                                                                        --------       --------
   Total shareholders' equity...................................................         249,399
                                                                                        --------       --------
   Total capitalization.........................................................        $599,654       $
                                                                                        ========       ========
CAPITAL RATIOS:
Leverage ratio(4)...............................................................            7.5%               %
Tier 1 capital ratio............................................................            8.4
Total risk-based capital ratio..................................................           10.5

---------------------
(1) Excludes $1.6 million of our long-term indebtedness related to the common securities of the capital trust subsidiaries we formed prior to 2003. All of the common securities of these trust subsidiaries are held by Wintrust and are also eliminated on our consolidated balance sheet. Due to current interpretation of a recent change in required accounting treatment, in future periods we expect to reflect the common securities and the total amount of long-term debt on our balance sheet. This change will have no effect on our net interest income.
(2) Does not include 2,913,775 shares subject to options and restricted stock unit awards outstanding at June 30, 2003, with a weighted average exercise price of $13.47.
(3) The warrants have a weighted average exercise price of $14.65 and expire between December 2003 and February 2013.
(4) The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Our common stock is traded on the Nasdaq National Market under the symbol "WTFC". The following table sets forth the high and low sales prices reported on the Nasdaq National Market for our common stock for the periods indicated and the semi-annual dividends paid by us during such periods. The following information gives effect to a 3-for-2 stock split effective as of March 14, 2002.

                                     HIGH              LOW           DIVIDEND
                                     ----              ---           --------
2003
----
First Quarter....................... $33.65           $27.19           $0.0800
Second Quarter......................  32.40            27.74              --
Third Quarter (through September 2).  36.18            29.30           $0.0800

2002
----
First Quarter....................... $22.99           $18.33           $0.0600
Second Quarter......................  34.58            22.22              --
Third Quarter.......................  36.00            26.54           $0.0600
Fourth Quarter......................  32.66            25.45              --

2001
----
First Quarter....................... $12.75           $10.54           $0.0467
Second Quarter......................  17.62            11.67              --
Third Quarter.......................  21.41            16.27           $0.0467
Fourth Quarter......................  22.13            17.93              --

         As of September 2, 2003, there were approximately 1,880 shareholders of record of our common stock.

COMMON STOCK DIVIDEND POLICY

         In January 2000, our board of directors approved the payment of our first semi-annual cash dividend on our common stock. We have continued to pay a semi-annual cash dividend since that time. The final determination of timing, amount and payment of dividends on our common stock is at the discretion of our board of directors and will depend upon our profitability, financial condition, capital requirements and other relevant factors, including the restrictions described below. Although we have increased the dividend rate every year since we initiated payment of dividends, as a growing company we expect to continue to retain at least 90% of our earnings to fund future growth and to build our franchise.

         Because the principal source of our income at the holding company level is dividends from our banks, our ability to pay dividends on common stock in the future may be largely dependent on the banks' ability to pay dividends to us. Any payment of dividends by the banks is subject to certain restrictions imposed by federal and state banking laws and regulations. As a financial holding company, our banks are now required to maintain capital sufficient to meet the "well-capitalized" standards set by the regulators and will be able to pay dividends to us only so long as their capital continues to exceed these levels. Additionally, de novo banks are prohibited from paying dividends during the first three years of operations.

         Our ability to pay cash dividends on our common stock is also subject to statutory restrictions and restrictions arising under the terms of our outstanding and any future debt securities and trust preferred securities. The terms of such securities generally restrict payment of dividends on common stock until required payments and distributions are made on those securities and may impose additional restrictions in the future. Under applicable corporate law, we are permitted to pay dividends only to the extent of our shareholders' equity. Federal regulation of bank holding companies may also impose restrictions on the ability of a bank holding company to pay dividends.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below have severally agreed to purchase from us an aggregate of 1,000,000 shares of common stock in the amount set forth opposite their respective names.

                                                           NUMBER
                         UNDERWRITERS                    OF SHARES
         ----------------------------------------------- ---------
         RBC Dain Rauscher Inc..........................
         U.S. Bancorp Piper Jaffray Inc.................
         Raymond James & Associates, Inc................
         Stifel, Nicolaus & Company, Incorporated.......
         Sandler O'Neill & Partners, L.P................  ---------
            Total.......................................  1,000,000
                                                          =========

         The underwriting agreement provides that the underwriters' obligations are subject to specified conditions precedent and that the underwriters are committed to purchase all of the shares of our common stock offered hereby if the underwriters purchase any of such shares of common stock.

         The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession not in excess of $ per share. The underwriters may allow and such dealers may reallow a discount not in excess of $ per share to certain other brokers and dealers. After the offering, the public offering price, concession, discount and other selling terms may be changed by the underwriters.

         We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 150,000 additional shares of our common stock solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares of common stock offered hereby.

         The underwriters' commissions are shown in the following table. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                             FULL
                                           NO EXERCISE     EXERCISE
                                           -----------     --------
         Per share........................ $               $
         Total............................ $               $


         In connection with the offering of the shares of our common stock, the underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC that are intended to stabilize, maintain or otherwise affect the market price of the shares of our common stock. Such transactions may include over-allotment transactions in which an underwriter creates a short position for its own account by selling more shares of our common stock than it is committed to purchase from us. In such a case, to cover all or part of the short position, the underwriters may purchase shares of our common stock in the open market following completion of the initial offering of the shares of our common stock. The underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of our common stock at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the shares of our common stock. The underwriters may also reclaim any selling concession allowed to a dealer if the underwriters repurchase shares distributed by that dealer. Any of the foregoing transactions may result in the maintenance of a price for the shares of our common stock at a level above that which might otherwise prevail in the open market. Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of our common stock. The underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

         In connection with this offering, some underwriters may also engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

         We agreed to indemnify the underwriters and their controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

         We and our executive officers and directors have agreed that, except as described in this prospectus, for a period of 90 days after the date of this prospectus, we and they will not, without the prior written consent of RBC Dain Rauscher Inc. on behalf of the underwriters, directly or indirectly, (1) offer, pledge (except for pledges granted prior to the date of this prospectus), sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (subject to some exceptions) any shares of our common stock, or any securities convertible into, or exercisable or exchangeable for, our common stock or (2) enter into any swap or other agreement that transfers, in whole or in part, any economic equivalent of ownership of shares of our common stock.

         We have agreed that, except pursuant to a publicly announced stock repurchase program to purchase shares of our common stock or under our stock option plan or employee stock purchase plan, we will not for a period of 180 days after the date of this prospectus, without the prior written consent of RBC Dain Rauscher Inc. on behalf of the underwriters, purchase, redeem or call for redemption, or prepay or give notice of prepayment (or announce any redemption or call for redemption, or any prepayment or notice of prepayment) of, any of our securities.

         Certain representatives of the underwriters or their affiliates have performed and may in the future perform investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. The underwriters have informed us that they do not intend to confirm sales to any discretionary account without the prior written approval of the customer in compliance with NASD Rule 2720(l).

                                 TRANSFER AGENT

         The transfer agent for our common stock is Illinois Stock Transfer Company, 209 West Jackson Boulevard, Suite 903, Chicago, Illinois 60606.


                                  LEGAL MATTERS

         Certain legal matters relating to the common stock offered by this prospectus have been passed upon for us by Vedder, Price, Kaufman & Kammholz, P.C., Chicago, Illinois. Certain legal matters have been passed upon for the underwriters by Jones Day, Chicago, Illinois.


                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in our Annual Report and in this prospectus. Our financial statements are incorporated by reference in this prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available on our web site at http://www.wintrust.com, and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

                       DOCUMENTS INCORPORATED BY REFERENCE

         We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

         Some information contained in this prospectus updates and supersedes the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

         o our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 27, 2003 (File No. 0-21923);

         o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003 (File No. 0-21923);

         o our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003 (File No. 0-21923);

         o our Current Report on Form 8-K filed with the SEC on January 16, 2003 (File No. 0-21923);

         o our Current Report on Form 8-K filed with the SEC on February 4, 2003 (File No. 0-21923);

         o our Current Report on Form 8-K filed with the SEC on April 18, 2003 (File No. 0-21923);

         o our Current Report on Form 8-K filed with the SEC on April 24, 2003 (File No. 0-21923);

         o our Current Report on Form 8-K filed with the SEC on May 30, 2003 (File No. 0-21923);

         o our Current Report on Form 8-K filed with the SEC on July 17, 2003 (File No. 0-21923); and

         o the descriptions of (a) our Common Stock contained in our Registration Statement on Form 8-A dated January 3, 1997 (File No. 0-21923), and (b) the associated preferred share purchase rights contained in our Registration Statement on Form 8-A dated August 28, 1998 (File No. 0-21923).

         We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the shares offered by this prospectus are sold.

         Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other document filed later which is also incorporated in this prospectus by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded. The information contained in this prospectus should be read together with the information in the documents incorporated in this prospectus by reference.

         You may request, either orally or in writing, and we will provide, a copy of these filings at no cost by contacting David A. Dykstra, our Chief Operating Officer, at the following address and phone number:

         Wintrust Financial Corporation
         727 North Bank Lane
         Lake Forest, Illinois 60045-1951
         (847) 615-4096

                                1,000,000 SHARES




                         WINTRUST FINANCIAL CORPORATION



                                  COMMON STOCK




                          ---------------------------
                               PRICE $ PER SHARE
                          ---------------------------


RBC CAPITAL MARKETS
          U.S. BANCORP PIPER JAFFRAY
                              RAYMOND JAMES
                                     STIFEL, NICOLAUS & COMPANY
                                            INCORPORATED
                                                SANDLER O'NEILL & PARTNERS, L.P.




                            ------------------------
                                          , 2003
                            ------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except for the SEC registration and NASD filing fees. We do not expect our expenses in connection with this offering to exceed $225,000.

         SEC registration fee.....................     $    3,293
         NASD filing fee..........................          4,566
         Blue Sky and NASD qualifications fees....          5,000
         Accounting fees and expenses.............          5,000
         Legal fees and expenses..................        150,000
         Printing and mailing expenses............         25,000
         Miscellaneous............................         32,141
                                                       ----------
            Total.................................       $225,000
                                                         ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Wintrust pursuant to the following provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In accordance with the Illinois Business Corporation Act (being Chapter 805, Act 5 of the Illinois Compiled Statutes), Articles Eight and Nine of the Registrant's Certificate of Incorporation provide as follows:

         ARTICLE EIGHT: No director of the corporation shall be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except for liability (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or that involve intentional misconduct of a knowing violation of law, (c) under Section 8.65 of the BCA, as the same exists or hereafter may be amended, or (d) for any transaction from which the director derived an improper personal benefit.

         ARTICLE NINE, PARAGRAPH 1: The corporation shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The corporation may indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The words "liabilities" and "expenses" shall include, without limitation: liabilities, losses, damages, judgments, fines, penalties, amounts paid in settlement, expenses, attorneys' fees and costs. Expenses incurred in defending a civil, criminal, administrative, investigative or other action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding in accordance with the provisions of Section
8.75 of the BCA.

         The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which any person indemnified may be entitled under any statute, by-law, agreement, vote of shareholders, or disinterested directors or otherwise, both as to action in his official capacity and as to action in any other capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

         PARAGRAPH 2: The corporation may purchase and maintain insurance on behalf of any person referred to in the preceding paragraph against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Article or otherwise.

         PARAGRAPH 3: For purposes of this Article, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

         PARAGRAPH 4: The provisions of this Article shall be deemed to be a contract between the corporation and each director or officer who serves in any such capacity at any time while this Article and the relevant provisions of the BCA, or other applicable law, if any, are in effect, and any repeal or modification of any such law or of this Article shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

         PARAGRAPH 5: For purposes of this Article, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the corporation.

         Section 6.3 of the Registrant's By-laws provides as follows:

         SECTION 6.3. MANDATORY INDEMNIFICATION. To the extent that a director, officer, employee or agent of a corporation, or any subsidiary or subsidiaries, as the case may be, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 6.1 and 6.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

         The Illinois Business Corporation Act provides for indemnification of officers, directors, employees and agents as follows:

         5/8.75 INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE. (a) A corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his or her conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, provided that no indemnification shall be made with respect to any claim, issue, or matter as to which such person has been adjudged to have been liable to the corporation, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

         (c) To the extent that a present or former director, officer or employee of a corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and
(b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

         (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsections (a) or (b). Such determination shall be made with respect to a person who is a director or officer at the time of the determination: (1) by the majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of the directors designated by a majority vote of the directors, even though less than a quorum, (3) if there are no such directors, or if the directors so direct, by independent legal counsel in a written opinion, or (4) by the shareholders.

         (e) Expenses (including attorney's fees) incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid on such terms and conditions, if any, as the corporation deems appropriate.

         (f) The indemnification and advancement of expenses provided by or granted under the other subsections of this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

         (g) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this Section.

         (h) If a corporation indemnifies or advances expenses to a director or officer under subsection (b) of this Section, the corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next shareholders meeting.

         (i) For purposes of this Section, references to "the corporation" shall include, in addition to the surviving corporation, any merging corporation (including any corporation having merged with a merging corporation) absorbed in a merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, and employees or agents, so that any person who was a director, officer, employee or agent of such merging corporation, or was serving at the request of such merging corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the surviving corporation as such person would have with respect to such merging corporation if its separate existence had continued.

         (j) For purposes of this Section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he or she reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interest of the corporation" as referred to in this Section.

         (k) The indemnification and advancement of expenses provided by or granted under this Section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person.

         (l) The changes to this Section made by this amendatory Act of the 92nd General Assembly apply only to actions commenced on or after the effective date of this amendatory Act of the 92nd General Assembly. (Last amended by P.A. 92-0033, L. '01, eff. 7-1-01.)

         Wintrust has purchased $30 million of insurance policies which insure Wintrust's directors and officers against liability which they may incur as a result of actions taken in such capacities. In addition, Wintrust maintains fiduciary liability coverage up to a $5 million limit and trust errors and omissions coverage up to a limit of $15 million.

ITEM 16.  EXHIBITS

1.1      Form of Underwriting Agreement.*

2.1 Agreement and Plan of Merger by and among Wintrust Financial Corporation, WTFC Merger Co. and Advantage National Bancorp, Inc. dated July 2, 2003 (incorporated by reference to Annex A to the Company's proxy statement/prospectus included as part of its Registration Statement on Form S-4/A (No. 333-108099) filed with the Securities and Exchange Commission on September 2, 2003).

2.2 Agreement and Plan of Merger by and among Wintrust Financial Corporation, WTFC Merger Co. and Village Bancorp, Inc. dated August 7, 2003 (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-4/A (No. 333-108099) filed with the Securities and Exchange Commission on September 2, 2003).

3.1 Amended and Restated Articles of Incorporation of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.1 of the Company's Form S-1 Registration Statement (No. 333-18699) filed with the Securities and Exchange Commission on December 24, 1996).

3.2 Statement of Resolution Establishing Series of Junior Serial Preferred Stock A of Wintrust Financial Corporation (incorporated by reference to
         Exhibit 3.2 of the Company's Form 10-K for the year ended December 31,
         1998).

3.3 Amended and Restated By-laws of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.3 of the Company's Form 10-Q for the quarter ended March 31, 2003).

4.1 Rights Agreement between Wintrust Financial Corporation and Illinois Stock Transfer Company, as Rights Agent, dated July 28, 1998 (incorporated by reference to Exhibit 4.1 of the Company's Form 8-A Registration Statement (No. 000-21923) filed with the Securities and Exchange Commission on August 28, 1998).

4.2 Certain instruments defining the rights of holders of long-term debt of the Company and certain of its subsidiaries, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of the Company and its subsidiaries on a consolidated basis, have not been filed as Exhibits. The Company hereby agrees to furnish a copy of any of these agreements to the Commission upon request.

5.1      Opinion of Vedder, Price, Kaufman & Kammholz, P.C. regarding legality.*

23.1     Consent of Ernst & Young LLP.*

23.2 Consent of Vedder, Price, Kaufman & Kammholz, P.C. (included in opinion filed as Exhibit 5.1).

24.1 Power of Attorney (set forth on signature page to this Registration Statement).


---------------------
*       Filed herewith.

ITEM 17.  UNDERTAKINGS

         (a) We hereby undertake that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)      (1)      For purposes of determining any liability under the
Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of Illinois, on this 2nd day of September, 2003.

                                     WINTRUST FINANCIAL CORPORATION

                                     By:  /s/ Edward J. Wehmer
                                          Edward J. Wehmer
                                          President and Chief Executive Officer

         We, the undersigned directors of Wintrust Financial Corporation, and each of us, do hereby constitute and appoint each and any of Edward J. Wehmer and David A. Dykstra, our true and lawful attorneys and agents, with full power of substitution and resubstitution, to do any and all acts and things in our name and behalf in any and all capacities and to execute any and all instruments for us in our names in any and all capacities, which attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and any other registration statements related to the offering that is the subject of this registration statement filed pursuant to Rule 462; and we do hereby ratify and confirm all that said attorney and agent, or his substitute, shall do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 2nd day of September, 2003 in the capacities indicated.


                     SIGNATURE                              TITLE

             /s/ Edward J. Wehmer                  President, Chief Executive
         ------------------------------               Officer and Director
                 Edward J. Wehmer

              /s/ David L. Stoehr                 Executive Vice President and
         ------------------------------             Chief Financial Officer
                  David L. Stoehr                (Principal Accounting Officer)

              /s/ John S. Lillard                    Chairman and Director
         ------------------------------
                  John S. Lillard

                                                            Director
         ------------------------------
                  Peter D. Crist

             /s/ Bruce K. Crowther                          Director
         ------------------------------
                 Bruce K. Crowther

             /s/ Bert A. Getz, Jr.                          Director
         ------------------------------
                 Bert A. Getz, Jr.

                     SIGNATURE                              TITLE

                                                            Director
         ------------------------------
                 Philip W. Hummer

             /s/ James B. McCarthy                          Director
         ------------------------------
                 James B. McCarthy

         /s/ Marguerite Savard McKenna
         ------------------------------                     Director
             Marguerite Savard McKenna

             /s/ Albin F. Moschner                          Director
         ------------------------------
                 Albin F. Moschner

              /s/ Thomas J. Neis                            Director
         ------------------------------
                  Thomas J. Neis

                                                            Director
         ------------------------------
               Hollis W. Rademacher

                                                            Director
         ------------------------------
               J. Christopher Reyes

             /s/ John J. Schornack                          Director
         ------------------------------
                 John J. Schornack

            /s/ Ingrid S. Stafford                          Director
         ------------------------------
                Ingrid S. Stafford

                                  EXHIBIT INDEX

1.1      Form of Underwriting Agreement.*

2.1 Agreement and Plan of Merger by and among Wintrust Financial Corporation, WTFC Merger Co. and Advantage National Bancorp, Inc. dated July 2, 2003 (incorporated by reference to Annex A to the Company's proxy statement/prospectus included as part of its Registration Statement on Form S-4/A (No. 333-108099) filed with the Securities and Exchange Commission on September 2, 2003).

2.2 Agreement and Plan of Merger by and among Wintrust Financial Corporation, WTFC Merger Co. and Village Bancorp, Inc. dated August 7, 2003 (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-4/A (No. 333-108099) filed with the Securities and Exchange Commission on September 2, 2003).

3.1 Amended and Restated Articles of Incorporation of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.1 of the Company's Form S-1 Registration Statement (No. 333-18699) filed with the Securities and Exchange Commission on December 24, 1996).

3.2 Statement of Resolution Establishing Series of Junior Serial Preferred Stock A of Wintrust Financial Corporation (incorporated by reference to
         Exhibit 3.2 of the Company's Form 10-K for the year ended December 31,
         1998).

3.3 Amended and Restated By-laws of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.3 of the Company's Form 10-Q for the quarter ended March 31, 2003).

4.1 Rights Agreement between Wintrust Financial Corporation and Illinois Stock Transfer Company, as Rights Agent, dated July 28, 1998 (incorporated by reference to Exhibit 4.1 of the Company's Form 8-A Registration Statement (No. 000-21923) filed with the Securities and Exchange Commission on August 28, 1998).

4.2 Certain instruments defining the rights of holders of long-term debt of the Company and certain of its subsidiaries, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of the Company and its subsidiaries on a consolidated basis, have not been filed as Exhibits. The Company hereby agrees to furnish a copy of any of these agreements to the Commission upon request.

5.1      Opinion of Vedder, Price, Kaufman & Kammholz, P.C. regarding legality.*

23.1     Consent of Ernst & Young LLP.*

23.2 Consent of Vedder, Price, Kaufman & Kammholz, P.C. (included in opinion filed as Exhibit 5.1).

24.1 Power of Attorney (set forth on signature page to this Registration Statement).


---------------------
*       Filed herewith.